                                   FORM U-3A-2


                                                      File No. 69-248

                        SECURITIES & EXCHANGE COMMISSION
                                Washington, D.C.

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935


SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

        1. Southwestern Energy Company, an Arkansas corporation, is located at 1083 Sain Street, Fayetteville, Arkansas (P. O. Box
               1408, Fayetteville, Arkansas 72702-1408). Southwestern Energy Company is a holding company with eight wholly owned subsidiaries. The wholly owned subsidiaries of the holding company are Arkansas Western Gas Company, a gas utility; SEECO, Inc., an Arkansas based gas exploration and production company; Southwestern Energy Production Company (formerly Arkansas Western Production Company), an oil and gas exploration and production company with offices in Texas and Arkansas; Diamond "M" Production Company, a Texas based oil and gas exploration and production company; Southwestern Energy Services Company, an Oklahoma based gas marketing company; Southwestern Energy Pipeline Company, a corporation that owns a minority interest in the NOARK Pipeline System Limited Partnership (NOARK),which indirectly owns an interstate natural gas pipeline in Arkansas and Oklahoma; and A. W. Realty Company, an Arkansas real estate company which holds real estate interests. Arkansas Gas Gathering Company is a wholly owned subsidiary of SEECO, Inc., and is currently inactive. Arkansas Western Pipeline is a subsidiary that ceased to exist due to a merger in 1998.

               The main location of Arkansas Western Gas Company is 1001 Sain Street, Fayetteville, Arkansas 72701. SEECO, Inc., Arkansas Gas Gathering Company, and A. W. Realty Company, occupy the same location as that of Claimant. The main location of Southwestern Energy Production Company and Diamond "M" Production Company is 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. The main location of Southwestern Energy Services Company and Southwestern Energy Pipeline Company is 2200 Mid-Continent Tower, 401 South Boston, Tulsa, Oklahoma 74103.

               All of the Claimant's subsidiaries, with the exception of Diamond "M" Production Company, are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Colorado, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company is also authorized to do business in Missouri and Southwestern Energy Pipeline Company is also authorized to do business in Oklahoma. Southwestern Energy Services Company is also authorized to do business in Oklahoma, Louisiana and Texas. Diamond "M" Production Company is a Delaware corporation authorized to do business in Texas.

        2.     Claimant,  Southwestern Energy Company, is the parent company and
               owns   beneficially   and  of  record  100%  of  the  issued  and
               outstanding shares of stock of its eight subsidiaries.

               Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 6,566 miles of pipeline. This system includes, in Arkansas, a gathering and storage system with 390 miles of pipeline, 978 miles of transmission pipeline and 3,602 miles of distribution pipeline. Additionally the system includes, in Missouri, 436 miles of transmission pipeline and 1,160 miles of distribution pipeline.

               AWG's northwest Arkansas gas utility system gathers its gas supply in Arkansas from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the east to the Harrison and Mountain Home areas. This eastern section of the AWG system receives a portion of its gas supply from a lateral line off of the Ozark Pipeline System. Through its division, Associated Natural Gas Company (Associated), AWG provides distribution of natural gas to communities in northeast Arkansas and parts of Missouri. Major communities served in northeast Arkansas include Blytheville, Piggott and Osceola. The Associated distribution system also serves the "bootheel" area in southeast Missouri, including the communities of Sikeston, New Madrid and Caruthersville, and extends north to the Jackson area. In addition, Associated provides service to Butler, Missouri, near the state's western border, and Kirksville, Missouri, near the state's northern border, through connections off of interstate pipelines in those areas.

        3. Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 1998, as follows:

               (a)  Natural gas distributed at retail:


                                   Average
               Utility Sales      Consumers           Mcf           Sales

               Residential         153,120        11,059,013     $ 71,480,399
               Commercial           21,218         7,583,205       39,648,594
               Industrial              304         4,203,619       16,129,523
                                   -------        ----------     ------------

                      Total        174,642        22,845,837     $127,258,516
                                   =======        ==========     ============


               (b) The public utility  subsidiary  distributed  5,573,078 Mcf of natural gas for revenues of $32,376,000 to retail customers in the state of Missouri.

               (c) The public utility subsidiary  distributed 1,000,401 Mcf of natural gas for revenues of $3,877,000 to industrial customers in the state of Missouri.

               (d) The  public utility  subsidiary  purchased outside  the state
                   4,377,220 Mcf of natural gas costing $9,967,000 and utilized the services of interstate pipelines to deliver the gas to its service territory or to storage facilities pending later delivery.

        4. The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.




                                    EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 1998.

                                    EXHIBIT B

Financial Data Schedule for the year ended December 31, 1998.

                                    EXHIBIT C

The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.

                                                     SOUTHWESTERN ENERGY COMPANY



                                                    By:   /s/ GREGORY D. KERLEY
                                                    ---------------------------
                                                          Gregory D. Kerley
                                                        Senior Vice President
                                                     and Chief Financial Officer


ATTEST:



 /s/ JEFFREY L. DANGEAU
------------------------
  Jeffrey L. Dangeau
  Assistant Secretary




Notices and correspondence concerning this statement should be addressed to:
        Gregory D. Kerley, Senior Vice President and Chief Financial Officer Southwestern Energy Company
        P. O. Box 1408
        Fayetteville, Arkansas  72702-1408

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1998
(in thousands)

                                                                                 Southwestern  Diamond                Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.      Energy
                                       Energy        Western Gas                 Production    Production   Realty    Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company   Company
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
Operating Revenues:
    Gas sales                          $         -   $  127,259    $   48,572    $    27,810   $     49     $     -   $         -
    Gas marketing                                -            -             -              -          -           -             -
    Oil sales                                    -            -             -          8,050      1,507           -             -
    Gas transportation                           -        5,597             -              -          -           -             -
    Other                                        -        1,855           244              -          -         384             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                                 -      134,711        48,816         35,860      1,556         384             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Operating Costs and Expenses:
    Gas purchases - utility                      -       70,973             -              -          -           -             -
    Gas purchases - marketing                    -            -             -              -          -           -             -
    Operating and general                        -       37,901         8,285         15,147      1,667          26            46
    Depreciation, depletion and
      amortization                               -        6,616        12,419         25,229      1,120          77             -
    Write-down of oil and gas
      properties                                 -            -             -         66,383          -           -             -
    Taxes, other than income                     -        3,192           463          2,721         71          23             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                                 -      118,682        21,167        109,480      2,858         126            46
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

        Operating income (loss)                  -       16,029        27,649        (73,620)    (1,302)        258           (46)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Interest Expense:
    Interest on long-term debt              19,600            -             -              -          -           -             -
    Intercompany interest                   (3,473)       4,114          (830)          (455)       (34)        184           476
    Other interest charges                     902          501            10             11          -           -             -
    Interest capitalized                         -          (26)         (826)        (3,032)         -           -             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                            17,029        4,589        (1,646)        (3,476)       (34)        184           476
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Other Income (Expense)                      27,238         (233)       (1,862)            22          -       1,107        (3,087)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

    Income Before Provision (Benefit)
          for Income Taxes                  10,209       11,207        27,433        (70,122)    (1,268)      1,181        (3,609)

Provision (Benefit) for Income Taxes        (6,573)       4,300        10,763        (27,339)      (444)        464        (1,416)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------


        Net Income (Loss)              $    16,782      $ 6,907    $   16,670    $   (42,783)  $   (824)    $   717   $    (2,193)
                                       ============  ===========   ===========   ============  =========    ========  ============



SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1998
(in thousands)
                                       Arkansas     Southwestern
                                       Western      Energy
                                       Pipeline     Services
                                       Company      Company       Eliminations      Consolidated
                                       ---------    ----------    ------------      ------------
Operating Revenues:
    Gas sales                          $      -     $       -      $(30,900)(b)      $  172,790
    Gas marketing                             -        97,175       (20,808)(b)          76,367
    Oil sales                                 -             -             -               9,557
    Gas transportation                      236             -          (224)(c)           5,609
    Other                                     -             -          (501)(c)           1,982
                                       ---------    ----------    ------------      ------------
                                            236        97,175       (52,433)            266,305
                                       ---------    ----------    ------------      ------------

Operating Costs and Expenses:
    Gas purchases - utility                   -             -       (31,110)(b)(c)       39,863
    Gas purchases - marketing                 -        94,043       (20,808)(b)          73,235
    Operating and general                    19         1,266        (2,442)(c)          61,915
    Depreciation, depletion and
      amortization                           57            19         1,380 (c)          46,917
    Write-down of oil and gas
      properties                              -             -             -              66,383
    Taxes, other than income                 19            47           407 (c)           6,943
                                       ---------     ---------    ------------      ------------
                                             95        95,375       (52,573)            295,256
                                       ---------     ---------    ------------      ------------

        Operating income (loss)             141         1,800           140             (28,951)
                                       ---------     ---------    ------------      ------------

Interest Expense:
    Interest on long-term debt                -             -             -              19,600
    Intercompany interest                    24            (6)            -                   -
    Other interest charges                    2            44             -               1,470
    Interest capitalized                      -             -             -              (3,884)
                                       ---------     ---------    ------------      ------------
                                             26            38             -              17,186
                                       ---------     ---------    ------------      ------------

Other Income (Expense)                        -            (1)      (27,140) (c)(d)      (3,956)
                                       ---------     ---------    ------------      ------------

    Income Before Provision (Benefit)
          for Income Taxes                  115         1,761       (27,000)            (50,093)

Provision (Benefit) for Income Taxes         45           704             -             (19,496)
                                       ---------     ---------    ------------      ------------


        Net Income (Loss)              $     70      $  1,057     $ (27,000)        $   (30,597)
                                       =========     =========    ============      ============

(b) To eliminate intercompany sales and purchases.
(c) To eliminate intercompany income and expense items.
(d) To eliminate intercompany dividends.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
(in thousands)
                                                                                Southwestern   Diamond                 Southwestern
                                       Southwestern  Arkansas                   Energy         "M"          A.W.       Energy
                                       Energy        Western Gas                Production     Production   Realty     Pipeline
                                       Company       Company      SEECO, Inc.   Company        Company      Company    Company
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
Assets

Current Assets:
    Cash                               $     1,205   $     414    $        -    $         -    $       -    $     -    $         -
    Accounts receivable                      2,915      23,163           (70)        15,795          649     (1,918)        (8,083)
    Income taxes receivable                  2,008           -             -              -            -          -              -
    Inventories, at average cost                 -      14,303         8,509              -            -          -              -
    Other                                    1,504       1,257           713          1,698            -          2              -
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
        Total current assets                 7,632      39,137         9,152         17,493          649     (1,916)        (8,083)
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

Investments:
    Investment in subsidiaries, at cost    406,019           -             -              -            -          -              -
    Other                                      189           -             -              -            -         50         13,776
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
                                           406,208           -             -              -            -         50         13,776
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                         -           -       252,354        499,499        7,010          -             -
    Gas utility system                           -     217,741             -              -            -          -             -
    Gas in underground storage                   -      11,091        13,188              -            -          -             -
    Other                                   17,014         365           128          3,773            -      5,991             -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------
                                            17,014     229,197       265,670        503,272        7,010      5,991             -
    Less - Accumulated depreciation,
        depletion and amortization          11,807      78,156       125,035        260,290        2,743        716             -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------
                                             5,207     151,041       140,635        242,982        4,267      5,275             -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------

Other Assets                                 8,591       2,218            22            674          154         -              -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------

                                       $   427,638   $ 192,396    $  149,809    $   261,149    $   5,070    $ 3,409    $    5,693
                                       ============  ==========   ===========   ============   ==========   ========   ===========

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
(in thousands)

                                       Arkansas    Southwestern
                                       Western     Energy
                                       Pipeline    Services
                                       Company     Company       Eliminations  Consolidated
                                       ---------   ------------  ------------  ------------
Assets
Current Assets:
    Cash                               $      -    $         3   $        -    $     1,622
    Accounts receivable                       -          8,204            -         40,655
    Income taxes receivable                   -              -            -          2,008
    Inventories, at average cost              -              -            -         22,812
    Other                                     -              -            -          5,174
                                       ---------  -------------  ------------  ------------
        Total current assets                  -          8,207            -         72,271
                                       ---------  -------------  ------------  ------------

Investments:
    Investment in subsidiaries, at cost       -              -    (406,019)(a)           -
    Other                                     -              -           -          14,015
                                       ---------  -------------  ------------  ------------
                                              -              -    (406,019)         14,015
                                       ---------  -------------  ------------  ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                      -              -           -         758,863
    Gas utility system                        -              -           -         217,741
    Gas in underground storage                -              -           -          24,279
    Other                                     -            311           -          27,582
                                       ---------  -------------  ------------  ------------
                                              -            311           -       1,028,465
    Less - Accumulated depreciation,
        depletion and amortization            -             43           -         478,790
                                       ---------  -------------  ------------  ------------
                                              -            268           -         549,675
                                       ---------  -------------  ------------  ------------

Other Assets                                  -              -           -          11,659
                                       ---------  -------------  ------------  ------------

                                       $      -   $      8,475   $ (406,019)   $   647,620
                                       =========  =============  ============  ============

(a) To eliminate investment in subsidiaries.

CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 1998
(in thousands)
                                                                                 Southwestern  Diamond                Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.      Energy
                                       Energy        Western Gas                 Production    Production   Realty    Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company   Company
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Current portion of long-term debt  $     1,536   $        -    $        -    $         -   $       -    $    -    $         -
    Accounts payable                         9,241        7,590         6,505          7,403         347         -              -
    Taxes payable                              562        2,072           513             14           -        58              -
    Interest payable                         2,313          158             -              -           -         -              -
    Customer deposits                            -        5,635             -              -           -         -              -
    Other                                   (1,423)       4,632           221            481           -         -              -
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------
          Total current liabilities         12,229       20,087         7,239          7,898         347        58              -
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------

Long-Term Debt, less current
    portion above                          281,900       71,709             -              -           -         -              -
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------
Other Liabilities:
    Deferred income taxes                   (6,568)      19,295        39,239         59,039        (349)      470          8,727
    Deferred investment tax credits              -        1,552             -              -           -         -              -
    Other                                      415        1,374             -          1,876           -         -              -
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------
                                            (6,153)      22,221        39,239         60,915        (349)      470          8,727
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------

Shareholders' Equity:
    Common stock                             2,774       24,215         8,243              1           -         1              2
    Capital in excess of par                21,249       29,000        22,000        234,544       7,000     1,730          7,572
    Retained earnings                      147,908       25,164        73,088        (42,209)     (1,928)    1,150        (10,608)
    Common stock in treasury, at cost      (31,248)           -             -              -           -         -              -
    Unamortized cost of shares issued
         under stock grant plan             (1,021)           -             -              -           -         -              -
                                       ------------  -----------   -----------   ------------   ---------   -------   ------------
                                           139,662       78,379       103,331        192,336       5,072     2,881         (3,034)
                                       ------------  -----------   -----------   ------------   ---------   -------   ------------

                                       $   427,638    $ 192,396    $  149,809    $   261,149    $  5,070    $3,409    $     5,693
                                       ============  ===========   ===========   ============   =========   =======   ============

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 1998
(in thousands)

                                       Arkansas  Southwestern
                                       Western   Energy
                                       Pipeline  Services
                                       Company   Company        Eliminations   Consolidated
                                       --------  ------------   ------------   ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Current portion of long-term debt  $     -   $         -    $         -    $     1,536
    Accounts payable                         -         6,694              -         37,780
    Taxes payable                            -           189              -          3,408
    Interest payable                         -             -              -          2,471
    Customer deposits                        -             -              -          5,635
    Other                                    -            45              -          3,956
                                       --------  ------------   ------------   ------------
          Total current liabilities          -         6,928              -         54,786
                                       --------  ------------   ------------   ------------

Long-Term Debt, less current
    portion above                            -             -        (71,709)(a)    281,900
                                       --------   -----------   ------------   ------------
Other Liabilities:
    Deferred income taxes                    -             8              -        119,861
    Deferred investment tax credits          -             -              -          1,552
    Other                                    -             -              -          3,665
                                       --------   -----------    -----------   ------------
                                             -             8              -        125,078
                                       --------   -----------    -----------   ------------

Shareholders' Equity:
    Common stock                             -             2        (32,464)(a)      2,774
    Capital in excess of par                 -             -       (301,846)(a)     21,249
    Retained earnings                        -         1,537              -        194,102
    Common stock in treasury, at cost        -             -              -        (31,248)
    Unamortized cost of shares issued
         under stock grant plan              -             -              -         (1,021)
                                       --------    ----------    -----------   ------------
                                             -         1,539       (334,310)       185,856
                                       --------    ----------    -----------   ------------


                                       $     -     $   8,475     $ (406,019)   $   647,620
                                       ========    ==========    ===========   ============

(a) To eliminate investment in subsidiaries.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1998
(in thousands)

                                                                                 Southwestern  Diamond                 Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.       Energy
                                       Energy        Western Gas                 Production    Production   Realty     Pipeline
                                       Company       Company       Seeco, Inc.   Company       Company      Company    Company
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

RETAINED EARNINGS, beginning of year   $   137,096   $   28,257    $   73,418    $       574   $  (1,104)   $   433    $    (8,756)

Net income (loss)                           16,782        6,907        16,670        (42,783)       (824)       717         (2,193)

Close AWP retained earnings to SWP               -            -             -              -           -          -            341

Cash dividends                              (5,970)     (10,000)      (17,000)             -           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

RETAINED EARNINGS, end of year         $   147,908   $   25,164    $   73,088    $   (42,209)  $  (1,928)   $ 1,150    $   (10,608)
                                       ============  ===========   ===========   ============  ==========   ========   ============

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1998
(in thousands)


                                       Arkansas    Southwestern
                                       Western     Energy
                                       Pipeline    Services
                                       Company     Company        Eliminations    Consolidated
                                       --------    ------------   ------------    ------------

RETAINED EARNINGS, beginning of year   $   271     $       480    $         -     $   230,669

Net income (loss)                           70           1,057        (27,000)(d)     (30,597)

Close AWP retained earnings to SWP        (341)              -              -               -

Cash dividends                               -               -         27,000 (d)      (5,970)
                                       --------    ------------   ------------    ------------

RETAINED EARNINGS, end of year         $     -     $     1,537    $        -      $   194,102
                                       ========    ============   ============    ============

(d) To eliminate intercompany dividends.